EXHIBIT 99.2





                                 PUBLICIS GROUPE
                                 PRESS RELEASE




                                                           Paris, April 11, 2005


                     PUBLICIS GROUPE ALIGNS PUBLIC RELATIONS
                     AND CORPORATE COMMUNICATIONS RESOURCES

      LOUIS CAPOZZI NAMED EXECUTIVE CHAIRMAN OF THE PUBLICIS PUBLIC RELATIONS
                       AND CORPORATE COMMUNICATIONS GROUP
             MARK HASS APPOINTED CHIEF EXECUTIVE OFFICER OF MS&L

In order to prepare for future growth, Publicis Groupe announced today the formation of the PUBLICIS PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS GROUP
(PRCC), a unit that will align all of the public relations, public affairs and corporate communications resources in the Groupe.

Louis Capozzi, most recently Chairman and Chief Executive Officer of Manning Selvage & Lee (MS&L), has been named chairman of the new group. An Executive Committee has been set up with Mark Hass promoted to Chief Executive Officer of MS&L, and with Eric Giuily, President & CEO of Publicis Consultants. PRCC is part of of the Publicis Groupe's Specialized Agencies and Marketing Services
(SAMS) organization, reporting to John Farrell, President and Chief Executive Officer of SAMS, who will chair the Executive Committee.

"PUBLIC RELATIONS ACTIVITIES ARE A CLEAR GROWTH OPPORTUNITY AND PRIORITY FOR THE HOLISTIC OFFERING OF THE PUBLICIS GROUPE," said John Farrell. "THE FORMATION OF THIS GROUP AND LOU'S APPOINTMENT DEMONSTRATES OUR COMMITMENT TO STRENGTHENING THIS BUSINESS AND ENSURING WE INVEST IN AND DELIVER WORLD CLASS COMMUNICATIONS CAPABILITIES FOR OUR CLIENTS."

As we have successfully done with Publicis Healthcare Communications Group and with Publicis Groupe Media, PRCC is not a new agency but rather an internal organization within the group designed to enhance our service to our clients. It will also reinforce our position in the field and enable us to go after growth opportunities at the same time as optimizing tools and resources.

With its 1300 employees, PRCC spans 25 countries, and includes a broad scope of public relations and corporate communications expertise including corporate branding, institutional communication, crisis and issues management, public affairs, financial communication and investor relations, workplace communications, media relations, consumer marketing and entertainment marketing.

"THE PUBLIC  RELATIONS  AND  CORPORATE  COMMUNICATION  INDUSTRY HAS  EXPERIENCED
TREMENDOUS GROWTH AND HAS ELEVATED ITS ROLE AS AN INTEGRAL ELEMENT IN THE COMMUNICATIONS MIX," said Lou Capozzi. "THERE IS REAL STRENGTH AND DIVERSITY IN THE GROUPE'S BRANDS AND PRCC WILL ALLOW US TO ALIGN AND MAXIMIZE THIS EXPERTISE TO BUILD A BEST-IN-CLASS OFFERING IN EVERY PART OF THE WORLD."




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                                 PUBLICIS GROUPE

Lou Capozzi joined MS&L in 1990 as director of creative and strategic development, became executive vice president in 1995 and assumed his current role in 1997. Under his leadership, the firm tripled in size during a five-year period. Prior to joining MS&L, Lou Capozzi held senior-level positions at Ayer Public Relations and Ketchum, and was vice president of corporate communications for Aetna Life & Casualty. He has been active in several industry organizations including the Public Relations Society of America and the Council of Public Relations Firms. Lou Capozzi is the Council's past-chairman of the board and was recently named to the board of the International Communications Consultancy Organisation (ICCO).

Last year, Mark Hass was appointed as a MS&L regional president with oversight of the Detroit, Ann Arbor and Chicago offices and as a member of MS&L's global executive management board. In 2002, MS&L and Hass Associates merged to form, Hass MS&L, one of the largest public relations firms between New York and Chicago. Mark Hass founded Hass Associates in 1994 after spending 15 years as a newspaper reporter and editor at publications including THE MIAMI HERALD, THE SYRACUSE POST-STANDARD and THE DETROIT NEWS, which won a Pulitzer Prize during his tenure. He began his business with a focus on developing communication techniques that take advantage of the power of technology to reach journalists, legislators and other influentials in new, more direct ways.

Eric Giuily joined Publicis Consultants as the firm's president in 2001 from Agence France Presse (AFP News), the leading French global news gathering service. He began his professional career with the Conseil d'Etat (France's advisory body on proposed legislative and executive projects), and held a senior position at the French Interior Ministry. Subsequently, he held several senior-level positions for top French companies including Causse-Walon S.A. (a surface transportation company), the national TV station/network Antenne 2 (today France 2), the Compagnie Generale Maritime and the SNCM (Societe Nationale Maritime Corse Mediterranee, a major operator of passenger, vehicle and freight transportation in the Western Mediterranean). He entered the agency world with his role as directeur general of BDDP Worldwide (an advertising network that merged with TBWA). Among other publications, he is the author of "Syndicats et patrons en Grande-Bretagne" (1980) - an analysis of British trade unions and bosses.

All appointments are effective immediately.

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                                 PUBLICIS GROUPE



ABOUT MANNING SELVAGE & LEE
With a network of 100 fully owned, partially owned, network partner and affiliate offices, MS&L (WWW.MSLTX.COM) is one of the world's leading global public relations firms. MS&L achieves its mission - to be more important to its clients - by going well beyond media relations, acting as partners and advisors, powering clients' businesses with proven methods and tools for strategic planning, corporate and product branding, corporate reputation, crisis management, and stakeholder relations. The firm is The HOLMES REPORT'S 2003 Agency of the Year and received an honorable mention as PR WEEK'S 2004 Large PR Agency of the Year.

ABOUT  PUBLICIS   CONSULTANTS
Publicis Consultants. Making sense of your difference.
Founded in 1993, Publicis Consultants is the international corporate communication and strategies network of the Publicis Groupe, for both companies and institutions.
Publicis Consultants with 450 employees is present in 14 countries, operating under two brand names, Publicis Consultants and Carre Noir, providing expertise in the following areas: corporate and institutional communication, press and public relations, viral marketing, financial communication, investor and shareholder relations, change and reorganisation communication, corporate and visual identity. Publicis Consultants was named Agency of the Year in corporate communications in France in 2002, 2003 and 2004. (www.Publicis-consullants.com)

PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC4O Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.
Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com
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                                    CONTACTS
     MS&L: Deirdre Dapice -- +1 212 468 3406, Allison Ross - +1 212 468 3886
      Corporate Communications Groupe: Eve Magnant -- +33 (0)1 44 43 70 25
        Investor Relations Groupe: Pierre Benaich -- +33 (0)1 44 43 65 00
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